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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*

                 WCH, Inc. f/k/a Candlewood Hotel Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   13741M 1081
                                 (CUSIP Number)

                             John Evangelakos, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP NO. 13741M 1081                                  PAGE   2   OF   5   PAGES
---------------------                                  -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 JPMorgan Chase Bank
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (A) [ ]
             (B) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES                 1,428,571
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       8    SHARED VOTING POWER
     EACH                       0
  REPORTING        -------------------------------------------------------------
    PERSON         9    SOLE DISPOSITIVE POWER
     WITH                       1,428,571
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,428,571
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP NO. 13741M 1081                                  PAGE   3   OF   5   PAGES
---------------------                                  -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 J.P. Morgan Chase & Co.*
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
    SHARES                      0
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       8    SHARED VOTING POWER
     EACH                  1,428,571*
  REPORTING        -------------------------------------------------------------
    PERSON         9    SOLE DISPOSITIVE POWER
     WITH                       0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                1,428,571*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,428,571*
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 HC
--------------------------------------------------------------------------------


---------------------------

* J.P. Morgan Chase & Co. is the parent of JPMorgan Chase Bank. Accordingly, securities beneficially owned by JPMorgan Chase Bank may be deemed beneficially owned by J.P. Morgan Chase & Co.

      This Amendment No. 1 (this "Schedule 13D") hereby amends and supplements with respect to the parties signatory hereto (the "Reporting Persons") the statement on Schedule 13D filed by JPMorgan Chase Bank, a New York banking organization, and J.P. Morgan Chase & Co., a Delaware corporation, on November 6, 2003 (the "Original Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock") of WCH, Inc., formerly known as Candlewood Hotel Company, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons have entered into a Joint Filing Agreement, dated January 6, 2004, a copy of which is attached hereto as Exhibit 1.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended by inserting the following paragraph immediately after the final paragraph:

      Effective December 31, 2003, Jack P. DeBoer, Thomas H. Nielsen, Richard M. Kelleher, J. Michael Issa, James E. Roos, Frank J. Pados, Jr. and Robert S. Morris resigned as directors of the Issuer's Board of Directors. On December 31, 2003, Elaine Healy was appointed to serve as a director of the Issuer's Board of Directors by the holders of the Series A Preferred Stock and the holders of the Series B Cumulative Convertible Preferred Stock, par value $.01 per share of the Issuer convertible into Common Stock at the option of the holder.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT  DESCRIPTION
   -------  -----------
      1     Joint Filing Agreement between JPMorgan Chase Bank and J.P. Morgan
            Chase & Co., dated January 6, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2004


                           JPMORGAN CHASE BANK, FORMERLY KNOWN AS MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS TRUSTEE OF THE COMMINGLED PENSION TRUST FUND (MULTI-MARKET SPECIAL INVESTMENT FUND II) OF JPMORGAN CHASE BANK



                           By: /s/  Joanne Douvas
                               ----------------------------------------
                               Name:        Joanne Douvas
                               Title:       Vice President

                           JPMORGAN CHASE BANK, FORMERLY KNOWN AS MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS TRUSTEE OF THE MULTI-MARKET SPECIAL INVESTMENT TRUST FUND OF JPMORGAN CHASE BANK



                           By: /s/  Joanne Douvas
                               ----------------------------------------
                               Name:        Joanne Douvas
                               Title:       Vice President

                           JPMORGAN CHASE BANK, FORMERLY KNOWN AS MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS INVESTMENT MANAGER AND AGENT FOR THE ALFRED P. SLOAN FOUNDATION (MULTI-MARKET ACCOUNT)



                           By: /s/  Joanne Douvas
                               ----------------------------------------
                               Name:        Joanne Douvas
                               Title:       Vice President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2004


                                 J.P. MORGAN CHASE & CO.




                                 By: /s/  Joanne Douvas
                                     ---------------------------------------
                                      Name:     Joanne Douvas
                                      Title:    Vice President